

SECI 07004087 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 King Of Prussia Road
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R James (610) 293-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano & Associates, LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 21 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morgan Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research & Trading Company LLC, as of February 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROLYN A. SPICER, Notary Public
Radnor Twp Delaware County
My Commission Expires August 19, 2010

Morgan Simpson
Signature

President
Title

Sworn to and subscribed before me this 27th day of Feb 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

STEPHANO+ASSOCIATES LLC
ACCOUNTING AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Radnor Research and Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Radnor Research and Trading Company, LLC, (the LLC) as of December 31, 2006 and the related statements of income, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research and Trading Company, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephano & Associates, LLC

Stephano & Associates, LLC
Wayne, Pennsylvania

January 23, 2007

125 Strafford Avenue · Suite 200 · Wayne, PA 19087 · *phone* 610-687-1600 · *fax* 610-687-0016 · *web* www.stephanoassociates.com

RADNOR RESEARCH AND TRADING COMPANY, LLC

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and Cash Equivalents	$	690,706
Cash Reserved for the Exclusive Benefit of Customers Pursuant to SEC Rule 15c3-3		985,122
Receivable from broker-dealers and clearing organizations		298,554
Furniture, Equipment, and Leasehold Improvements, at cost, less accumulated depreciation of $41,241		79,948
Other Assets		72,195
TOTAL ASSETS	$	2,126,525

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	1,275,798
Other:		
Subordinated Borrowings		150,000
Members' Equity		700,727
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	2,126,525

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC

Statement of Income

For The Year Ended December 31, 2006

Revenue:	
Commissions	$ 3,967,712
Other Income	27,897
TOTAL REVENUE	3,995,609
Expenses:	
Account Executive and Other Employee Compensation	1,460,341
Interest Expense on Subordinated Borrowings	7,500
Brokerage Expense	469,212
Communications and Data Processing	17,141
Exchange Fees	1,256,099
Occupancy Expense	52,913
Other Expenses	329,107
TOTAL EXPENSES	3,592,313
NET INCOME	$ 403,296

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC

Statement of Changes in Members' Equity
For The Year Ended December 31, 2006

Balance - January 1, 2006	$	444,031
Net Income		403,296
Members' Distributions		(146,600)
BALANCE - DECEMBER 31, 2006	$	700,727

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2006

Subordinated borrowings at January 1, 2006	$ 150,000
Subordinated borrowings at December 31, 2006	$ 150,000

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC

Statement of Cash Flows

For The Year Ended December 31, 2006

Cash Flows From Operating Activities:		
Net Income	$ 403,296	
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation	22,164	
Decrease (Increase) in:		
Receivables	112,147	
Other Assets	199,443	
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	707,567	
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,444,617
Cash Flows From Investing Activities:		
Purchase of Furniture, Equipment and Leasehold Improvements		(28,912)
Cash Flows From Financing Activities:		
Members' Distributions		(146,600)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,269,105
Cash and Cash Equivalents - Beginning		406,723
CASH AND CASH EQUIVALENTS - ENDING		$ 1,675,828

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The LLC is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers, who are predominately small and middle-market businesses.

NOTE 2 - Summary of Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the LLC's financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statements of cash flows, the LLC considers all short-term, highly liquid investments with maturities of three months or less at the date of their acquisition to be cash and cash equivalents.

The LLC maintains cash two commercial financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. In the normal course of business, the LLC may have deposits in excess of the insured balance.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at December 31, 2006. Based on management's assessment of credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at December 31, 2006 will be immaterial.

Allowance for Doubtful Accounts - The LLC uses the direct write-off method to provide for doubtful accounts since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Long-Lived Assets - Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements - Furniture, Equipment and Leasehold Improvements are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lived for depreciation are:

Equipment	3-5 years
Software	3 years
Furniture and Fixtures	7 years
Leasehold Improvements	15 years

Income Taxes - The LLC does not pay corporate taxes on its taxable income. Instead the members are liable for individual income taxes on the LLC's taxable income.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

NOTE 3 - Furniture, Equipment and Leasehold Improvements

Furniture, Equipment and Leasehold Improvements at December 31, 2006 consist of the following:

Equipment	$ 80,567
Software	7,659
Furniture and Fixtures	21,855
Leasehold Improvements	11,108
	121,189
Less: Accumulated Depreciation	41,241
NET FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS	$ 79,948

Depreciation expense for the year ended December 31, 2006 was $22,164.

NOTE 4 - Subordinated Borrowings

The borrowing under the subordination agreement at December 31, 2006 is listed below:

Subordinated Note, interest accrued monthly at 5%, note matures May 2007.	$	150,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the LLC's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - Major Customer

During the year ended December 31, 2006, the LLC had two major customers totaling approximately 75% of total revenues.

NOTE 6 - Lease Commitments

The LLC leases real property under a renewable one year operating lease. Rent expense for the year ended December 31, 2006 was $26,628. The lease term expires May 31, 2007.

NOTE 7 - Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the LLC had net capital of $668,905, which was $418,905 in excess of its required net capital of $250,000. The LLC's net capital ratio was to 1.91 to 1.

NOTE 8 - Cash and Securities Segregated Under Federal and Other Regulations

Cash of $985,122 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 9 - Retirement Benefits

The LLC has a deferred compensation 401(k) plan for eligible employees. The LLC may make discretionary matching contributions. The matching contribution for the year ended December 31, 2006 was $0.

STEPHANO + ASSOCIATES LLC
ACCOUNTING AND TAX ADVISORS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Radnor Research and Trading Company, LLC

We have audited the accompanying financial statements of Radnor Research and Trading Company, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated January 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephano & Associates, LLC
Wayne, Pennsylvania

January 23, 2007

125 Strafford Avenue : Suite 200 : Wayne, PA 19087 : *phone* 610-687-1600 : *fax* 610-687-0016 : *web* www.stephanoassociates.com

RADNOR RESEARCH AND TRADING COMPANY, LLC

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006
(See Accountants' Report on Supplementary Information)

NET CAPITAL

Total Members' Equity		$ 700,727
Add:		
Subordinated Borrowings		150,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		850,727
Deductions:		
Nonallowable Assets:		
Furniture, Equipment and Leasehold Improvements, net	$ 79,948	
Other Receivables	29,679	
Other Assets	72,195	
TOTAL DEDUCTIONS		181,822
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		668,905
Haircuts on Securities:		
Other Securities		0
NET CAPITAL AFTER HAIRCUTS ON SECURITIES POSITIONS		$ 668,905

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED (6 2/3% x $1,275,798)	$ 85,053
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 418,905
EXCESS NET CAPITAL AT 1000%	$ 541,325

RADNOR RESEARCH AND TRADING COMPANY, LLC
SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
December 31, 2006
(See Accountants' Report on Supplementary Information)

TOTAL AGGREGATE INDEBTEDNESS	$ 1,275,798
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.91 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$ 669,598
AUDIT ADJUSTMENT TO RECORD ADDITIONAL EXPENSES	(693)
NET CAPITAL PER ABOVE	$ 668,905

RADNOR RESEARCH AND TRADING COMPANY, LLC

SCHEDULE II - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006
(See Accountants' Report on Supplementary Information)

DEBITS

Customer Debit Balances	$	0
Failed to deliver of customers' securities not older than 30 calendar days		0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Less:		
Concentration Collateral		0
Concentration Debit		0
Gross Debits		0
Less: 1 Percent Charge		0
TOTAL DEBIT ITEMS		0

CREDITS

Free credit balances and other credit balances in customers' security accounts	$	0
Monies borrowed collateralized by securities carried for the accounts of customers'		0
Monies payable against customers' security loaned		0
Customers' securities failed to receive		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over thirty calendar days old		0
SUBTOTAL		0

RADNOR RESEARCH AND TRADING COMPANY, LLC
SCHEDULE II - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006
(See Accountants' Report on Supplementary Information)

BALANCE CARRIED FORWARD	0
Market value of short securities and credits	0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0
Other	835
TOTAL CREDITS ITEMS	835
RESERVE COMPUTATION	
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	835
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	877
REQUIRED DEPOSIT	$ 0
RECONCILIATION WITH COMPANY'S COMPUTATION	
EXCESS AS REPORTED IN COMPANY'S PART II FOCUS REPORT	$ 835
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$ 985,122

RADNOR RESEARCH AND TRADING COMPANY, LLC

SCHEDULE III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006
(See Accountants' Report on Supplementary Information)

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ 0
Number of Items	0
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
Number of Items	0

STEPHANO+ASSOCIATES LLC
ACCOUNTING AND TAX ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Radnor Research and Trading Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Radnor Research and Trading Company, LLC (the LLC), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from

125 Strafford Avenue Suite 200 Wayne, PA 19087 · *phone* 610-687-1600 · *fax* 610-687-0016 *web* www.stephanoassociates.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, NYSE, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano & Associates, LLC
Wayne, Pennsylvania

January 23, 2007

END